(As filed with the Securities and Exchange Commission on March 17, 2003)


                                                             File No. 70-[_____]


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              PROGRESS ENERGY, INC.
                         CAROLINA POWER & LIGHT COMPANY
                       PROGRESS REAL ESTATE HOLDINGS, INC.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                         (Names of companies filing this
             statement and addresses of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

                     (Name of top registered holding company
             parent of each Progress Energy applicant or declarant)
             -------------------------------------------------------

                  William D. Johnson, Executive Vice President,
                          General Counsel and Secretary
                              Progress Energy, Inc.
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                   (Names and addresses of agents for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Christopher Cox, Esq.                     William T. Baker, Jr., Esq.
     Associate General Counsel                 Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC      875 Third Avenue
     410 South Wilmington Street               New York, New York 10022
     Raleigh, North Carolina 27602

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.
           -----------------------------------

           1.1    Description of Applicants.
                  -------------------------

     Progress Energy, Inc. ("Progress Energy"), a North Carolina corporation, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").(1) Progress Energy owns directly all of the issued and outstanding common stock of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina, and North Carolina Natural Gas Corporation ("NCNG"), which distributes natural gas at retail in parts of eastern and south central North Carolina; and owns indirectly through Florida Progress Corporation, an exempt holding company, all of the issued and outstanding common stock of Florida Power Corporation d/b/a Progress Energy Florida, Inc. ("FPC"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida (collectively, CP&L, FPC and NCNG are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service and natural gas or gas transportation service to approximately 2.9 million wholesale and retail customers in parts of three states.(2)

     Progress Energy also owns all of the issued and outstanding common stock of Progress Real Estate Holdings, Inc. ("Holdings"), an intermediate non-utility subsidiary that was formed in late 2002 in order to undertake certain preliminary development activities relating to the potential acquisition of passive investment interests in commercial real estate projects in downtown Raleigh.(3) Subject to receiving Commission approval in this proceeding, Holdings, directly or indirectly through one or more nonutility subsidiaries, is proposing to acquire passive interests in two separate joint venture entities, one to be formed for the purpose of constructing and selling residential condominium units that will form a part of a combined office/retail/residential complex that is adjacent to Progress Energy's present corporate headquarters building, and the other to be formed for the purpose of constructing and owning a second office building to be leased to CP&L or another Progress Energy subsidiary. In

--------------------

(1) See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (the "Merger Order").

(2) Progress Energy also owns 50% of the issued and outstanding shares of common stock of Eastern North Carolina Natural Gas Company ("Eastern NCNG"), a North Carolina company that has been granted a certificate of public convenience and necessity by the North Carolina Utilities Commission to construct a new natural gas distribution system and provide gas service to customers in 14 counties in eastern North Carolina. In a separate proceeding (File No. 70-10115), Progress Energy is seeking authorization pursuant to Section 12(d) of the Act to sell all of the issued and outstanding common stock of NCNG and its 50% equity interest in Eastern NCNG to Piedmont Natural Gas Company.

(3) By order dated December 12, 2000 (Holding Co. Act Release No. 27297), Progress Energy was authorized to acquire the equity securities of "Intermediate Nonutility Subsidiaries" organized for the purpose of acquiring and holding the securities of other exempt and authorized nonutility subsidiaries and Intermediate Nonutility Subsidiaries were authorized to engage in preliminary development activities relating to potential new nonutility investments.

addition, to the extent required, CP&L is seeking approval to sublease retail space in a new office complex to unaffiliated third parties.

     1.2 Description of Downtown Raleigh Redevelopment Project.
         -----------------------------------------------------

     CP&L currently leases a 21-story office tower located on Wilmington Street in downtown Raleigh that is occupied by employees of CP&L as well as Progress Energy Service Company, LLC ("Progress Service"), Progress Energy's service company subsidiary, NCNG, and certain nonutility subsidiaries of Progress Energy.(4) In addition, Progress Service and/or CP&L lease portions of other, smaller, buildings in and around Raleigh. In order to consolidate and expand available office space in Raleigh, CP&L is in the process of negotiating agreements with an unaffiliated investor group called CA Partners ("Owner/Lessor") and with Carter & Associates, a commercial real estate development company, pursuant to which the Owner/Lessor and Carter & Associates will arrange for the construction and lease financing of a new mixed-use office complex on a three-acre tract of land ("Land") that is currently owned by CP&L immediately to the east of its existing Wilmington Street headquarters. The new complex will consist of approximately 380,000 square feet of "Class A" office space on the ground floor and 12 floors above a parking deck, approximately 20,000 square feet of ground level retail space, and a six-level parking deck with approximately 1,055 parking spaces that will attach to an existing 870-space parking deck owned by the City of Raleigh on a contiguous parcel (hereinafter, the "Base Project"). The estimated cost of the Base Project is $92 million, of which approximately $14 million will be funded by a one-time up-front lease payment by the City of Raleigh under the terms of a sublease for the parking deck

     Prior to construction of the Base Project, CP&L will convey legal title to the Land to the Owner/Lessor, which will have arranged for the construction and permanent debt financing. CP&L will enter into a lease (the "Lease") with the Owner/Lessor pursuant to which it will lease the Base Project for an initial term of 31 years commencing on or about the date the certificate of completion of the Base Project building is issued, with options to renew the lease for up to four additional five-year terms. During the lease term, CP&L will be responsible for maintenance and operating expenses, taxes (subject to certain exceptions) and insurance. The office portion of the Base Project building will be occupied exclusively by CP&L, Progress Service and other subsidiaries of Progress Energy. As is the case with the Wilmington Street headquarters, it is contemplated that the lease expense associated with the Base Project will be allocated by Progress Service to its associate companies based on square footage utilization.

     It is contemplated that the retail space in the ground floor of the Base Project will be subleased to one or more commercial tenants, such as, for example, a bank or a restaurant, for varying lease terms. All revenues derived under the retail space subleases will be credited by Progress Service as an offset to the overall lease expense under the Lease that is allocated its associate companies. The parking deck will be leased to the City of Raleigh

-------------------

(4) CP&L leases the Wilmington Street location under lease agreements entered into in 1977. Since the formation of Progress Service as a service company, the lease expense has been paid by Progress Service and allocated to all affiliates (including CP&L) that occupy the building based on a square footage allocation factor.

under a 40-year sublease. As indicated, under the parking deck sublease, the City of Raleigh will make a one-time, up front, lease payment of approximately $14 million, which is equal to the estimated cost of constructing the parking deck. The City of Raleigh will be solely responsible for the day-to-day management and all costs of operation of the parking deck. Six hundred of the 1,055 parking spaces will be reserved for the exclusive use of the employees of Progress Energy and its subsidiaries who occupy the office tower.

     1.3 Investment in Ventures to Develop Contiguous Properties.
         -------------------------------------------------------

     As indicated, Holdings was organized in late 2002 to engage in certain preliminary development activities relating to potential future investments in real estate ventures in downtown Raleigh. Specifically, Holdings has acquired or will acquire rights in two sites that are contiguous to the three-acre tract on which the Base Project will be constructed. It is contemplated that one of the sites (approximately 4 acres) will ultimately be used to construct another office building that may be occupied by Progress Energy and its subsidiaries and that the second site (approximately 1.5 acres) will be developed as a residential project having approximately 78 condominium units. Holdings estimates that its total investment in the two sites, including costs of removing certain existing structures, will be approximately $7 million. Holdings, directly or through one or more wholly-owned subsidiaries, proposes to contribute the two sites to separate joint venture entities in exchange for passive non-voting interests. Neither venture has been formed and no definitive agreements have been executed for the construction of these contiguous structures. However, the contribution of the sites will represent Holdings' sole investment in the two joint ventures. Unaffiliated third party investors will provide the balance of the funds required to complete construction of the second office building and residential units. Neither Holdings nor any associate company of Holdings will take any active role in the management or operations of the two ventures, including, without limitation, construction and marketing activities relating to the condominium units.

     The development of the condominium units is part of the City of Raleigh's overall concept for a mixed-use (i.e., office, retail, residential) complex in downtown Raleigh. The support and involvement of the City of Raleigh in the development of the Base Project was made contingent upon Progress Energy's commitment to this mixed-use concept. This project represents a major joint government/private sector effort to redevelop parts of downtown Raleigh in order to attract new companies, as well as to retain existing companies (like Progress Energy), in the downtown area, broaden the City's tax base, and promote employment.


ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
           ------------------------------

     The fees, commissions and expenses paid or incurred or to be incurred by Progress Energy in connection with the proposed transactions are estimated at not more than $200,000.


ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
           -------------------------------

     3.1 General Overview. Section 9(a)(1), 9(c)(3), and 10 of the Act are or
         ----------------
may be deemed applicable to CP&L's sublease of the parking deck and retail space portions of the Base Project to unaffiliated third parties, as well as to

Holdings' acquisition of passive, non-voting, interests in joint venture entities to be formed to develop the two contiguous parcels.

     The Commission has previously approved transactions involving the sublease of commercial space in an office tower being acquired or constructed by a registered holding company primarily for its own use. See e.g., Middle South Utilities, Inc., et al., Holding Co. Act Release No. 22286 (Nov. 24. 1981). In this case, the commercial space represents a minor portion (20,000 square feet out of about 400,000 square feet) of the new office building, and more than half the spaces in the parking deck will be reserved for the exclusive use of the occupants of the office building.

     The Commission has also approved the acquisition or retention of passive interests in industrial or other nonutility enterprises located within the service territory of a registered holding company that were formed to promote local economic development activity, including projects undertaken as part of urban redevelopment activities. See e.g., Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).(5) In this case, Holdings proposes to acquire nonvoting interests in two joint venture entities that will be managed by unaffiliated third party real estate developers. Holdings' investment in these two ventures will be limited to the value (estimated at approximately $7 million) of two parcels of land that are contiguous to the site of Progress Energy's new office complex.

     3.2 Rule 54 Analysis. The proposed transactions are also subject to Rule
         ----------------
54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied.

     Progress Energy currently does not comply with the "safe harbor" investment limitation in Rule 53(a)(1). Progress Energy's "aggregate investment" in EWGs is $1.05 billion (as of September 30, 2002), or about 50.6% of Progress Energy's "consolidated retained earnings" for the four quarters ended September 30, 2002 ($2.1 billion). Progress Energy currently does not hold any interest in a FUCO. However, by order dated July 17, 2002 in File No. 70-10060 (the "July 2002 Order"), the Commission has authorized Progress Energy to increase its "aggregate investment" in EWGs to $4 billion.(6) Therefore, although Progress Energy's "aggregate investment" in EWGs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the July 2002 Order.

-------------------

(5) Under the Merger Order, supra note 1, Progress Energy was authorized to retain certain passive (i.e., non-voting) investments in ventures formed to construct and lease industrial real estate projects in CP&L's service territory.

(6) Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

     Even if the Commission takes into account the capitalization of and earnings from EWGs in which Progress Energy has an interest, there would be no basis for withholding approval of the proposed Transaction. With regard to capitalization, Progress Energy's common equity as of September 30, 2002, as a percentage of consolidated capitalization, is slightly lower (.3%) than at June 30, 2002, the end of the quarter immediately preceding the issuance of the July 2002 Order.(7) Moreover, the proposed Transaction will enable Progress Energy to retire debt and therefore modestly improved common equity as a percentage of consolidated capitalization.

     As to earnings from EWGs, certificates filed pursuant to Rule 24 in this proceeding show that Progress Energy's EWG investments continue to contribute positively to consolidated earnings.

     Progress Energy is currently in compliance with all other requirements of Rule 53(a):

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


ITEM 4.    REGULATORY APPROVAL.
           -------------------

     No state commission and no federal commission, other than this commission, has jurisdiction over the proposed transactions.

-------------------

(7) At September 30, 2002, Progress Energy's consolidated capitalization consisted of 35.6% common equity, .5% preferred stock, 57.8% long-term debt (including current maturities of long-term debt), and 6.1% short-term debt, versus 35.3% common equity, .5% preferred stock, 58.7% long-term debt (including current maturities of long-term debt), and 5.5% short-term debt at June 30, 2002 (the end of the quarter immediately preceding the issuance of the July 2002 Order). On November 11, 2002, Progress Energy issued approximately $600 million of common stock and used the proceeds to reduce short-term debt.

ITEM 5. PROCEDURE.
        ---------

     The applicants request that the Commission publish a notice of the filing of this Application/Declaration as soon as practicable and that the Commission issue an order approving the proposed transactions as soon as the rules allow. The applicants further (i) request that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, (ii) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and (iii) consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.


ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.
           ---------------------------------

           A.     EXHIBITS.
                  --------

                  A        None.

                  B        None.

                  C        None.

                  D        None.

                  E        None.

                  F Opinion of Counsel for Progress Energy, Inc. (To be filed by amendment).

                  G        Form of Federal Register Notice.




           B.     FINANCIAL STATEMENTS.
                  --------------------

        FS-1          Progress Energy Consolidated Statement of    Incorporated by reference to Annual
                      Income for the year ended December 31,       Report of Progress Energy on Form 10-K
                      2001                                         for the year ended December 31, 2001
                                                                   (File No. 1-15929)

        FS-2          Progress Energy Consolidated Balance Sheet   Incorporated by reference to Annual
                      as of December 31, 2001                      Report of Progress Energy on Form 10-K
                                                                   for the year ended December 31, 2001
                                                                   (File No. 1-15929)


        FS-3          Progress Energy Consolidated Statement of    Incorporated by reference to Quarterly
                      Income for nine months ended September 30,   Report of Progress Energy on Form 10-Q
                      2002                                         for the period ended September 30, 2002
                                                                   (File No. 1-15929)

        FS-4          Progress Energy Consolidated Balance Sheet   Incorporated by reference to Quarterly
                      as of September 30, 2002                     Report of Progress Energy on Form 10-Q
                                                                   for the period ended September 30, 2002
                                                                   (File No. 1-15929)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     The matters that are the subject of this Application/Declaration do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PROGRESS ENERGY, INC.


                                     By:  /s/     William D. Johnson
                                                  ------------------
                                     Name:        William D. Johnson
                                     Title:       Executive Vice President,
                                                     General Counsel and
                                                     Secretary


                                     CAROLINA POWER & LIGHT COMPANY

                                     By: /s/      William D. Johnson
                                                  ------------------
                                     Name:        William D. Johnson
                                     Title:       Executive Vice President and
                                                     Secretary


                                     PROGRESS REAL ESTATE HOLDINGS, INC.

                                     By: /s/      William D. Johnson
                                                  ------------------
                                     Name:        William D. Johnson
                                     Title:       Vice President


Date:  March 17, 2003